(Translation)

December 23, 2021

TOYOTA MOTOR CORPORATION

Akio Toyoda

Telephone Number: 0565-28-2121

Code Number: 7203

https://global.toyota/en/

Corporate governance at Toyota Motor Corporation (“TMC”) is as follows:

I.      TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information

1.	Basic Policy

TMC has positioned the sustainable growth and the stable long-term growth of corporate value as priority management issues.

Believing that in carrying this out, it is essential that it both builds positive relationships with all stakeholders, including shareholders and customers as well as business partners, local communities and employees, as well as continues to supply products that will satisfy its customers, TMC has been working to enhance corporate governance.

[Reason not to implement each principle of Corporate Governance Code]

Descriptions in this report are based on the revised Corporate Governance Code issued in June 2021, which includes matters relating to the Prime Market of the Tokyo Stock Exchange, which are scheduled to be applied from April 2022.

TMC implemented all of the principles of its Corporate Governance Code.

[Disclosure based on each principle of Corporate Governance Code]

1.	Business principles [Principle 3.1 (i) ]

(1)	Corporate philosophy

TMC, since its formation till today, has been following the “Toyoda Precepts,” which captures the spirit of Sakichi Toyoda, the founder of the Toyota Group, and his insights into research, inventions and business management, as the foundation for its management.

Toyoda Precepts

(https://global.toyota/en/company/vision-and-philosophy/philosophy/)

In 1992, given changes in the social landscape and the business structure, TMC established “Guiding Principles at Toyota” based on the “Toyoda Precepts” in order to promote business in cooperation with people in different countries and regions throughout the world, notwithstanding differences in cultures and values.

“Guiding Principles at Toyota”

1.	Honor the language and spirit of the law of every nation and undertake open and fair business activities to be a good corporate citizen of the world.

2.	Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in their respective communities.

3.	Dedicate our business to providing clean and safe products and to enhancing the quality of life everywhere through all of our activities.

4.	Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.

5.	Foster a corporate culture that enhances both individual creativity and the value of teamwork, while honoring mutual trust and respect between labor and management.

6.	Pursue growth through harmony with the global community via innovative management.

7.	Work with business partners in research and manufacture to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.

(2)	Vision

Taking into account the business environment then, the “Toyota Global Vision” was published in March 2011 based on the “Guiding Principles at Toyota.” The “Toyota Global Vision” clarifies the direction that TMC should take as a company, based on the thought that “Toyota aspires to be a company that is chosen by its customers. Toyota wants to be a company that brings smiles to the faces of customers who have chosen us.”

“Toyota Global Vision”

(https://global.toyota/en/company/vision-and-philosophy/global-vision/)

(3)	Toyota Philosophy

In order to advance its transition to a mobility company, TMC has reflected on the path it has taken thus far and has formulated the “Toyota Philosophy” as a roadmap for the future.

TMC’s mission is “Producing Happiness for All” by expanding the possibilities of people, companies and communities through addressing the challenges of mobility as a mobility company. In order to do so, TMC will continue to create new and unique value with various partners by relentlessly committing towards monozukuri (manufacturing), and by fostering imagination for people and society.

Please see the end of this report for details on the “Toyota Philosophy.”

2.	Business strategies and business plans [Principle 3.1 (i), Supplementary Principle 3.1.3]

Towards the achievement of its “Toyota Global Vision,” TMC is analyzing its customers’ values, technology trends, market trends and other factors looking further into 2030 and beyond, clarifying its business challenging and, based on that, discussing its long-term direction. Furthermore, having grasped the business situation based on its key businesses (vehicles, financial, others) and business regions (Japan, North America, Europe, Asia, others), TMC has established a medium-term management plan for each region, taking into consideration the prospect of markets and exchange rates, its production and supply system on a global basis and other factors.

As the automotive industry enters into a phase of revolutionary evolution at an unprecedented pace, TMC has decided to focus in 2020 on efforts toward fostering innovation to open the way to “our future” (challenges for the future) and strengthening true competitiveness (sustainable growth) by implementing “innovation of the way we work,” as an initiative that we must carry through, in order to survive in a time of profound transformation that could happen only once in a hundred years and realize a new mobility society. In addition, to facilitate prompt and accurate decision-making, a senior management meeting is held every week, and information is shared in a timely manner among top management and front-line personnel through various means of communication.

TMC has disclosed in the “Annual Report” (scheduled to be reorganized into “Integrated Reports”) its long-term strategy for enhancing its corporate value and the ways that it is contributing to the sustainable development of society in order to communicate them to stakeholders. In addition, as for TMC’s initiatives related to sustainability, it has developed the Sustainability Fundamental Policy and various other individual policies, and is striving to implement them to contribute to the sustainable development of society through corporate activities, which has been TMC’s objective since its founding. TMC has disclosed information such as its policies and the status of initiatives in the “Sustainability Data Book.” (The Sustainability Data Book is updated from time to time in accordance with the progress of TMC’s activities.)

Please read this report and the Sustainability Data Book for information about TMC’s initiatives regarding investment in human capital, etc.

As for intellectual property, TMC is focusing on the issues to be addressed that are described in the Japanese annual securities report and “Selected Initiatives” in Item 4.B of the 20-F. Specifically, as part of its efforts to address social issues such as bringing about a carbon neutral society, as well as through creating autonomous vehicles and connected car technologies and through its initiatives regarding Woven City, TMC is actively investing in intellectual property and intangible assets. TMC expects 1.18 trillion yen in research and development expenses for this fiscal year, including the aforementioned investments, and is filing approximately 12,000 patent applications a year domestically and internationally. TMC also plans on disclosing its initiatives regarding its investment in intellectual property in the “Sustainability Data Book”.

TMC has disclosed its initiatives regarding climate-change related risks and opportunities based on the TCFD (Task Force on Climate-related Financial Disclosures) framework recommendations in the Sustainability Data Book.

In order to convey top management’s aspirations and the company’s direction to all stakeholders of TMC, TMC communicates what TMC is really like through “Toyota Times.”

“Annual Report” (https://global.toyota/en/ir/library/annual/)

“Sustainability Data Book” (https://global.toyota/en/sustainability/report/sdb/)

“Japanese annual securities report” (https://global.toyota/jp/ir/library/securities-report/)

“20-F” (https://global.toyota/en/ir/library/sec/)

“Toyota Times” (https://toyotatimes.jp/en/)

3.	Basic views and guidelines on corporate governance [Principle 3.1 (ii) ]

Please see 1. “Basic Policy” of this report under the section entitled “I. TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information.”

4.	Roles and duties of the Board of Directors and senior management

The scope of delegation to the management [Supplementary Principle 4.1.1]

By specifying matters to be resolved at its Board of Directors and matters to be reported to its Board of Directors in the Regulations of the Board of Directors, TMC delegates management to executive officers and carries out “acceleration of decision-making” and “appropriate supervision.”

With respect to its framework for executing its operations, TMC, with the aim of realizing the Toyota Global Vision, has been continuing its efforts to respond swiftly to the external environment, which is changing faster than ever. Following the introduction of “region-based management” in 2011, the “business unit system” in 2013, and the “in-house company system” in 2016, in April 2017, TMC further clarified that Members of the Board of Directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution for purposes of further accelerating decision-making and operational execution.

Furthermore, in 2018, TMC brought forward the timing of executive changes from April, when it used to take place, to January, in order to further accelerate management oversight that is fully coordinated with the workplace. In addition, TMC transformed the company structure into one that enables decision-making that is both close to the needs of customers and close to where the action takes place, by taking measures such as reviewing the corporate strategy function and restructuring the Japan Sales Business Group into a group based by regions rather than sales channels.

In 2019, to further advance its “acceleration of management” and the development of a diverse and talented workforce, TMC made executive and organizational changes as follows.

•	Executives are composed of only senior managing officers and people of higher rank.

•

A new classification called “senior professional/senior management” (kanbushoku in Japanese) grouped and replaced the following titles or ranks: managing officers, executive general managers, (sub-executive managerial level) senior grade 1 and senior grade 2 managers, and grand masters

From the perspective of appointing the right people to the right positions, senior professionals/senior management are positioned in a wide range of posts, from those of chief officer, deputy chief officer, plant general manager, senior general manager to group manager, regardless of age or length of employment, to deal with management issues as they arise and to strengthen their development as part of a diverse and talented workforce through genchi genbutsu (on-site learning and problem-solving).

In April 2020, TMC consolidated the post of executive vice president and the post of operating officer into the post of operating officer and in July 2020, clarified the responsibilities of operating officers. TMC redefined the role of operating officer to be members who, together with the president, have cross-functional oversight of the entire company. Furthermore, in-house company presidents, regional CEOs and chief officers, as on-site leaders of business implementation elements, were given authority while being consolidated into the rank of senior professionals/senior management. The roles of operating officers and senior professionals/senior management are to be determined where and as needed, and persons appointed as operating officers and senior professionals/senior management are to change in accordance with the challenges faced and the path that should be taken, as the company exercises greater flexibility than ever in appointing the right people to the right positions.

TMC, based on its basic policy of appointing the right people to the right positions, has been swiftly and continuously innovating. TMC will further press forward with the tide of such innovations, aiming for a corporate structure capable of carrying out management from a viewpoint that is optimal for a global company.

Views on the balance, diversity and size of the Board of Directors [Supplementary Principle 4.11.1]

With respect to the system regarding Members of the Board of Directors, TMC has comprehensively considered and appointed the right person for the right position to make appropriate and prompt decision-making. TMC believes that it is critical to appoint individuals who contribute to decision-making aimed at sustainable growth into the future according to the concept of the “Toyoda Precepts,” which set forth our founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to social transformation by using CASE (an acronym for Connected, Autonomous/Automated, Shared, and Electric) external partnerships based on trust and friendship and internal two-way interactive teamwork, while working in furtherance of the SDGs and towards solutions for other social challenges.

In addition, TMC expects the Outside Members of the Board of Directors to utilize their extensive and rich experience and knowledge in TMC’s management from an independent standpoint.

The Board of Directors shall consist of persons with the extensive and deep knowledge and significant expertise that TMC needs, with consideration given to diversity.

5.	System to appropriately perform roles and duties of the Board of Directors and senior management

Policy and procedures for determining remuneration for top-level executives and Members of the Board of Directors [Principle 3.1 (iii), Supplementary Principle 4.10.1]

TMC believes that it is critical to appoint individuals who contribute to decision-making aimed at sustainable growth into the future according to the concept of the “Toyoda Precepts,” which set forth our founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to social transformation by using CASE external partnerships based on trust and friendship and internal two-way interactive teamwork, while working in furtherance of the SDGs and towards solutions for other social challenges. TMC’s director compensation system is an important means through which to promote various initiatives and is determined based on the following policy.

It should be a system that encourages Members of the Board of Directors to work to improve the medium- to long-term corporate value of TMC

It should be a system that can maintain compensation levels that will allow TMC to secure and retain talented personnel

It should be a system that motivates Members of the Board of Directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as corporate managers

Remuneration and other payments to the Board of Directors is paid within the total amount of remuneration as resolved at the shareholders’ meeting. The Board of Directors decides by resolution the policy for determining remuneration for and other payments to each member of the Board of Directors. Remuneration for Members of the Board of Directors is effectively linked to corporate performance while reflecting individual job responsibilities and performance. Remuneration standards in each member’s home country are also taken into account when determining remuneration amounts and methods. Remuneration for Outside Members of the Board of Directors and Audit & Supervisory Board Members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management.

The amounts of remuneration for the Company’s Members of the Board of Directors and the remuneration system are decided by the Board of Directors and the “Executive Compensation Meeting,” a majority of the members of which are Outside Members of the Board of Directors, to ensure the independence of the decisions. The Executive Compensation Meeting consists of Takeshi Uchiyamada, Member and Chairman of the Board of Directors (Chairman of the Executive Compensation Meeting), Koji Kobayashi, Member of the Board of Directors, and Ikuro Sugawara, Sir Philip Craven and Teiko Kudo, each an Outside Member of the Board of Directors.

The Board of Directors resolves the policy for determining remuneration for and other payments to each member of the Board of Directors and the executive remuneration system as well as the total amount of remuneration for a given fiscal year. The Board of Directors also resolves to delegate the determination of the amount of remuneration for each Member of the Board of Directors to the Executive Compensation Meeting. The Executive Compensation Meeting reviews the remuneration system for Members of the Board of Directors and senior management on which it will consult with the Board of Directors and determines the amount of remuneration for each Member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance, in accordance with the policy for determining remuneration for and other payments to each member of the Board of Directors established by the Board of Directors. The Board of Directors considers that such decisions made by the Executive Compensation Meeting are in line with the policy on determining remuneration and other payments for each member of the Board of Directors.

Remuneration for Audit & Supervisory Board Members is determined by the Audit & Supervisory Board within the scope determined by resolution of the shareholders’ meeting.

Policy and procedures for appointing/dismissing top-level executives and nominating candidates for Members of the Board of Directors and Audit & Supervisory Board Members [Principle 3.1 (iv), Supplementary Principle 4.10.1]

With respect to the system regarding Members of the Board of Directors, TMC has comprehensively considered and appointed the right person for the right position to make appropriate and prompt decision-making. TMC believes that it is critical to appoint individuals who contribute to decision-making aimed at sustainable growth into the future according to the concept of the “Toyoda Precepts”, which set forth our founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to social transformation by using CASE external partnerships based on trust and friendship and internal two-way interactive teamwork, while working in furtherance of the SDGs and towards solutions for other social challenges.

In addition, TMC expects the Outside Members of the Board of Directors to utilize their extensive and rich experience and knowledge in TMC’s management from an independent standpoint.

The Board of Directors shall consist of persons with the extensive and deep knowledge and significant expertise that TMC needs, with consideration given to diversity.

With the aim of ensuring independence, members of TMC’s “Executive Appointment Meeting,” of which a majority of the members are Outside Members of the Board of Directors, discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors. The Executive Appointment Meeting consists of Takeshi Uchiyamada, Member and Chairman of the Board of Directors (Chairman of the Executive Appointment Meeting), Koji Kobayashi, Member of the Board of Directors, and Ikuro Sugawara, Sir Philip Craven and Teiko Kudo, each an Outside Member of the Board of Directors.

With respect to Audit & Supervisory Board Members, TMC believes that it is necessary to have individuals who have broad experiences and insight in their respective fields of expertise and can advise management from a fair and neutral perspective, as well as audit the execution of business. Members of TMC’s “Executive Appointment Meeting” discuss recommendations concerning appointment/dismissal of Audit & Supervisory Board Members to the Audit & Supervisory Board.

If there is any event where a Member of the Board of Directors or Audit & Supervisory Board Member is unable to fulfill his or her duties, the Executive Appointment Meeting considers whether he or she should be dismissed.

Explanations	with respect to individual appointments/dismissals and nominations [Principle 3.1 (v) ]

The Notice of Convocation of General Shareholders’ Meeting contains the individual profiles and professional histories of candidates nominated or elected for Members of the Board of Directors or Audit & Supervisory Board Member positions as well as the reasons for the elections of such individuals.

Effective use of Independent Outside Members of the Board of Directors [Principle 4.8], Criteria for assessing the independence of Independent Outside Members of the Board of Directors and their quality [Principle 4.9]

Out of the nine Members of the Board of Directors, three Outside Members of the Board of Directors are registered with the Tokyo Stock Exchange as Independent Members in accordance with the requirements for outside directors set forth in the Companies Act and the independence standards set forth by financial instruments exchanges.

Concurrent positions of Members of the Board of Directors and Audit & Supervisory Board Members [Supplementary Principle 4.11.2]

Concurrent service as officers of listed companies is noted each year in the Notice of Convocation of General Shareholders’ Meeting.

Policy on training for Members of the Board of Directors and Audit & Supervisory Board Members [Supplementary Principle 4.14.2]

TMC provides Members of the Board of Directors and Audit & Supervisory Board Members with opportunities to participate in practical training sessions for officers, factory inspections and test-ride events that go beyond classroom lectures in order to improve their understanding and practice of the core ideals of “the manufacturing of ever-better cars” and problem solving based on the actual situation on-site (Genchi Genbutsu), and from the perspective of necessity for developing human resources to contribute to decision-making aimed at sustainable growth into the future.

Further to the above, in order to ensure that Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members understand TMC’s philosophy and efforts, TMC arranges on-site inspections, including at its subsidiaries, and other opportunities. Moreover, TMC ensures that Outside Members will provide appropriate advice regarding each business challenge by explaining agenda items directly to them prior to a meeting of the Board of Directors. TMC also ensures that Outside Members have a deeper understanding of business strategies and other corporate matters by having them discuss with Members of the Board of Directors on the operational execution side through the meetings of Outside Members of the Board of Directors and senior management as well as the meetings of Outside Members of the Board of Directors.

Analysis and evaluation of the effectiveness of the Board of Directors [Supplementary Principle 4.11.3]

In order to improve the effectiveness of the Board of Directors, TMC has conducted an analysis and evaluation of the Board of Directors as below.

(1)	Analysis and evaluation

After a survey about the composition, operation and efficacy of the supervisory function of the Board of Directors was conducted, interviews were held with the Outside Members of the Board of Directors, the Audit & Supervisory Board Members, and certain management Members of the Board of Directors based on results of the survey. Once views and proposals regarding the background and causes of the identified issues, as well as the improvement trajectory for such issues, were compiled and reported to the Board of Directors, they were discussed at the Board of Directors’ Meeting.

•	Method of evaluation: Self-evaluation through surveys and interviews

•	Subject of evaluation: Members of the Board of Directors and Audit & Supervisory Board Members

•	Implementation period: February 2021 to April 2021

•

Matters to be evaluated: Matters including (1) composition and operation of the Board of Directors; (2) management strategy and business strategy; (3) corporate ethics and risk management; and (4) communication with stakeholders such as shareholders

(2)	Summary of the findings

It was confirmed, as a result of the evaluation, that the operation of and the quality and content of the discussions at the Board of Directors were improving year by year, and that effectiveness was therefore ensured, through measures such as providing sufficient explanations of the presented agenda items in advance and having periodic exchanges of views with external officers on matters such as medium- to long-term management challenges. TMC identified issues to be resolved in order to further enhance effectiveness, such as increasing opportunities to discuss important matters related to management strategies and enhancing the provision of information in order to decide on investments such as those in new businesses. TMC will continue to make improvements on regarding these issues.

6	Dialogue with shareholders [Principle 5.1]

(1)	Basic concepts

TMC believes that, in order to achieve sustainable growth and improvement of its medium- and long-term corporate value it is of crucial importance to have the understanding and support of shareholders and investors. It engages in constructive dialogue to furnish shareholders and investors with accurate information on a fair basis in order to build long-term relationships of trust.

(2)	IR organization

Under the supervision of the accounting group chief officer, the Accounting Group and the Public Affairs Division are in charge of investor relations and IR staff members are stationed full-time in New York, U.S.A. and London, U.K.

(3)	Method of dialogue

TMC holds briefings on management strategy, business and products as appropriate, including (quarterly) results briefings for the press, analysts and institutional investors. With respect to dialogue with shareholders and institutional investors, representatives of TMC, including among others, senior management, Members of the Board of Directors, including Outside Members of the Board of Directors, Audit & Supervisory Board Members and IR staff members hold meetings with shareholders and institutional investors, as appropriate, depending on the nature of the request and the main interests in having such a meeting. In addition, it has a dedicated page for individual investors on its website that contains easy-to-understand information about results, business and management policy, as well as explains its efforts directly through means such as participation in briefing sessions organized by stock exchanges.

(4)	Feedback to the organization

Feedback regarding the content of dialogues with shareholders and investors is provided as necessary to the Board of Directors and executives’ meetings.

(5)	Insider information and quiet periods

No insider information (material nonpublic information) is communicated to shareholders or investors in dialogues. TMC also has a “quiet period” from the day after the close of the quarter until the day on which results are announced during which it refrains from dialogues regarding results.

7	Securing of shareholders’ rights and equality

Strategically-held shares [Principle 1.4]

(1)	Criteria for and view on classification of investment shares

TMC only holds investment shares for purposes other than pure investment (strategically-held shares). TMC does not hold any investment shares the purpose of which is solely to profit from changes in the value of shares or dividends on shares.

(2)	Investment shares for purposes other than pure investment (strategically-held shares)

●	Shareholding policy, method of verifying the rationality of shareholding, and the description of assessment of the propriety of holding of individual shares at the Board of Directors, etc.

1)	Policies on strategic shareholdings

It is our policy that TMC does not hold strategically-held shares except for in the cases where such holdings are deemed to be meaningful. The case where such holdings are deemed to be meaningful refers to the case where it is determined that, in the business of manufacturing of automobiles, in which it is essential to keep a variety of cooperative relationships throughout the entire process of development, procurement, production, distribution and sales, such holdings contribute to the improvement of corporate value from the medium to long term perspective, based on a comprehensive consideration of business strategy, the establishment, maintenance and strengthening of relationships with business partners, and contribution to and cooperation in the development of society.

2)	Assessment of the propriety of TMC’s strategic shareholdings

When necessary, TMC engages in constructive dialogue with the issuers of shares to encourage them to improve corporate value and achieve sustainable growth. These dialogues provide opportunities to share and address business challenges. TMC reviews whether its individual shareholdings are meaningful in light of the changes in business environment, specifically examines whether the benefits and risks from such holdings are commensurate with the cost of capital, etc., and assesses the propriety of TMC’s strategic shareholdings at the Board of Directors every year.

If TMC determines a shareholding is no longer meaningful or the meaning of a shareholding has been diluted due to changes in business environment or other reasons, TMC will proceed with the sale of such shares once it obtains consent from the issuer through a dialogue with the issuer.

Consequently, the number of companies whose shares TMC strategically holds has reduced to 157 (including 54 listed companies) as of March 31, 2021 from 200 (including 80 listed companies) as of March 31, 2015.

3)	Standards on the exercise of voting rights with respect to strategically-held shares

In principle, TMC exercises its voting rights for all items on the agenda.

TMC does not exercise voting rights as a mechanical yes or no decision based on formalized, short-term standards. Rather, decisions are based on a fulsome examination of the business policies and strategies of the issuer and are made for each item on the agenda from the perspective of whether corporate value and shareholder profit will be improved over the medium and long term.

TMC also engages in dialogue with the issuer before determining whether or not it will support an item on the agenda that may have significant impact on shareholder profit (increase in authorized capital, anti-takeover measures, realignment of businesses etc.).

For the “Business-strategy Reasons for Holding, and Shareholding Status of, Strategically-held Shares and the Breakdown by Issue,” please see the end of this report.

8	Transactions with related parties [Principle 1.7]

TMC complies with the procedures set forth in the Companies Act regarding conflict-of-interest transactions with officers, and all transactions with non-director executive officers require reporting to and approval of the Board of Directors.

With regard to procurement, production, distribution, and sales transactions, Toyota Code of Conduct requires compliance with all relevant laws and ordinances, transactions based on mutual trust and mutual benefit for TMC and the counterparty, and open, fair and free competition. These principles apply to transactions even if the counterparty is a major shareholder.

All relevant business units formulate their own guidelines and other procedural documents based on this policy, and take care to ensure that transactions with related parties do not harm the interests of the company or the common interests of all shareholders.

9	Roles of corporate pension funds as asset owners [Principle 2.6]

Because the management of corporate pension funds may impact stable asset formation for employees, etc., and our own financial standing, TMC has provided support to establish a system to realize proper operation of the corporate pension funds from perspectives of human resources and operational practices, including an assignment of persons having expertise and knowledge with respect to asset management and other matters required for corporate pension funds as well as establishment of the management advisory committee, in order to increase the investment management expertise of corporate pension funds, thus making sure that corporate pension funds perform their roles as asset owners.

In addition, TMC ensures that conflicts of interest which could arise between pension fund beneficiaries and companies are appropriately managed, and gives consideration not to harm the benefits of beneficiaries, by leaving decisions entirely to management companies in the case where TMC exercises its voting rights of shares of the companies which TMC invests in, and other cases.

10	Ensuring diversity, including active participation of women [Principle 2.4.1]

TMC promotes a workplace environment where all of its members can play an active role, regardless of differences such as gender, age or nationality, disability, sexual orientation, gender identity, etc. to help enhance its competitiveness through new ideas brought and issues recognized from diverse perspectives. TMC’s human capital initiatives are detailed in this report and the “Sustainability Data Book.”

(1)	Women

Stronger hiring efforts are being made to achieve employment and manager position ratios for women in office and technical positions that are equivalent to the ratio in the relevant labor market over the medium and long term (office: 40%, technical: 10%). The ratio of female skilled workers hired is also steadily rising due to the enhanced efforts to hire such employees. Hiring results in fiscal year ended March 31, 2021 were 51% for office positions, 20% for technical positions and 33% for skilled positions. Since TMC began full-scale hiring of women for office and technical positions, it has focused on various actions aimed at enhancing and strengthening support for working mothers. As an action plan under the Act on Promotion of Women’s Participation and Advancement in the Workplace, TMC is currently promoting initiatives with the following targets: (i) To increase the number of females in managerial positions in 2014 fourfold by 2025 and fivefold by 2030; and (ii) To increase users of the teleworking system to more than 50 of all employees (except for production workers and managers) by 2025, irrespective of whether teleworking for childcare or nursing purposes.

Since 2016, TMC has been focusing on such initiatives as “work style reform (expanding the number of employees eligible for teleworking),” “improving the childcare environment (increasing the number of in-house childcare facilities and expanding childcare services such as shuttle bus for pick-up/drop-off at childcare facilities, child care for sick children and daycare services,” and “raising awareness in the workplace and among supervisors (management training).”

(2)	Foreign nationals

TMC hires, trains and promotes employees regardless of nationality and does not set targets for management positions with respect to foreign nationals. On the other hand, TMC is actively securing global talent. For instance, of the 380 employees hired at the Japan offices of Woven Planet Group, a subsidiary of TMC, 240 are foreign nationals (as of December 2021).

(3)	Mid-career hires

The current mid-career hires account for approximately 30% of the total number of employees hired each year, and TMC has set a goal of increasing this to 50% in the future. TMC trains and promotes employees regardless of how they joined the company. As a result, we see no significant difference in the promotion rate to managerial positions between career hires and new graduates.

(4)	Persons with Disabilities

TMC offers a variety of support to enable people with disabilities to work energetically, utilizing their abilities to the full. For example, TMC has assigned a job consultant to each office, created a consultation hotline, and introduced a special holiday system that can be used by employees when going to the hospital or other clinics. In terms of facilities, TMC creates workplaces with improved accessibility as needed, such as through, providing handicapped parking spaces and universally accessible toilets. TMC distributes guidebooks to those workplaces hiring employees with disabilities in order to help other employees better understand disabilities and gain the knowledge necessary to provide support if needed. In addition, to cultivate a workplace-wide ethos, TMC has implemented “Emotional Barrier-free Training” which targets all employees to promote the understanding of and show empathy towards people with disabilities. As of June 2021, the number of persons with disabilities employed was 1,405 accounting for 2.463% of the entire workforce (including special-purpose subsidiaries), which is above the legal requirement of 2.3%.

(5)	LGBT

TMC has launched initiatives with the aim of creating workplaces with an appropriate understanding and acceptance of LGBT individuals. At TMC, prohibition on discrimination or harassment of LGBT individuals has been incorporated into the employee behavioral guidelines, and TMC no longer requires new graduates to fill in their sex on their job application sheets. In addition to that, TMC has also established an internal harassment consultation hotline, and has systems in place for same-sex marriages and common-law marriages that are equivalent to those of legal marriages with respect to such matters as holidays and other employee benefits. In terms of corporate culture, in addition to enlightening newly graduated employees about human rights and holding experience-based training workshops conducted by external instructors (LGBT individuals) for mid-career employees, TMC requires all employees and officers to participate in an education program on basic knowledge about LGBT.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors	Greater than or equal to 20%, less than 30%

[Description of Major Shareholders]

Name of Shareholders	Number of Shares Held (Shares)	Ownership Interest (%)
The Master Trust Bank of Japan, Ltd.	324,364,568	11.71
Custody Bank of Japan, Ltd.	249,314,013	9.00
Toyota Industries Corporation	238,466,184	8.61
Nippon Life Insurance Company	126,775,133	4.58
JPMorgan Chase Bank, N.A. (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	107,607,423	3.88
DENSO CORPORATION	89,915,245	3.25
State Street Bank and Trust Company (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	73,812,243	2.66
Mitsui Sumitomo Insurance Company, Limited	56,814,367	2.05
The Bank of New York Mellon as Depository Bank for Depository Receipt Holders (Standing Proxy: Sumitomo Mitsui Banking Corporation)	56,465,755	2.04
Tokio Marine & Nichido Fire Insurance Co., Ltd.	51,064,729	1.84

Existence of Controlling Shareholders (excluding parent company)	—
Existence of Parent Company	None

Supplementary Information

The information set forth in this Description of Major Shareholders section is dated as of September 30, 2021. In addition to the above, TMC owns 492,842,154 of its own shares as treasury stock.

The Bank of New York Mellon as Depository Bank for Depository Receipt Holders is a registered stockholder of the Bank of New York Mellon which is a depository for American Depositary Receipts.

3.	Business Attributes

Stock exchange and section	Tokyo: 1st Section, Nagoya: 1st Section
Fiscal year end	End of March
Line of business	Transportation equipment
Number of employees at the end of the previous fiscal year (consolidated)	Greater than 1000 persons
Sales during the previous fiscal year (consolidated)	Greater than JPY 1 trillion
Number of consolidated subsidiaries at the end of the previous fiscal year	Greater than 300 companies

4.	Guidelines for measures to protect minority shareholders in the event of transactions with controlling shareholders

-

5.	Other particular conditions that may materially affect corporate governance

The automobile business is a business in which a company’s collective strengths, ranging from materials to new technologies, are tested. To succeed in competition at a global level and maintain sustainable growth, it is essential for TMC to have steady partners in activities such as development, procurement, production, distribution and sales. Moreover, TMC must further collaborate with its group companies towards accelerating CASE technologies and achieving carbon neutrality, which are both focus areas of TMC. With the basic stance of friendship and partnership, which is to establish long-lasting collaborative relationships as a partner that shares values and pursues the development of society, TMC endeavors to improve the corporate value of its corporate group from a medium- to long-term perspective.

While TMC and its listed subsidiaries share visions and business strategies, the listed subsidiaries manage their businesses so as to improve their own corporate value based on their own independent business judgment in the common interest of their shareholders. The listed subsidiaries ensure independence of their boards of directors so that there is no conflicts of interest with general shareholders by having independent directors oversee executive officers.

TMC lays out its guiding principles and code of conduct and shares business principles with its subsidiaries, including listed subsidiaries. At the same time, TMC exchanges people and information with those subsidiaries. Any material management matters of the subsidiaries must be approved in advance by or reported to TMC in accordance with rules agreed upon by TMC and each subsidiary. Through these measures, TMC ensures the effectiveness of the governance system of its corporate group.

TMC has Hino Motors, Ltd. (“Hino Motors”) (listed on the first sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange) as a listed subsidiary. By combining the capabilities of the commercial vehicle business of Hino Motors and the CASE technologies of TMC, TMC will accelerate the spread and social implementation of CASE and aim to contribute to the achievement of a carbon neutral society and to address challenges that the transportation industry faces. At the same time, in its operating businesses, Hino Motors works to enhance its corporate value in a balanced and disciplined manner while considering the interest of TMC as well as general shareholders. Three out of nine directors of Hino Motors are independent outside directors, and Hino Motors ensures independence so that there is no conflicts of interest with general shareholders.

II.   Corporate Governance System of Management Business Organization, Etc. for Management Decision-making, Execution of Duties and  Management Audit

1.	Organization structures and organizational operations

Organizational form	Company with an Audit & Supervisory Board

[Members of the Board of Directors]

Number of Members of the Board of Directors pursuant to the Articles of Incorporation	20 persons
Term of Members of the Board of Directors pursuant to the Articles of Incorporation	1 year
Chairperson of the Board of Directors	Chairman (excluding concurrently serving as President)
Number of Members of the Board of Directors	9 persons
Election of Outside Members of the Board of Directors	Elected
Number of Outside Members of the Board of Directors	3 persons
Established number of Independent Members of the Board of Directors within the Outside Members of the Board of Directors	3 persons

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*)
		a	b	c	d	e	f	g	h	i	j	k
Ikuro Sugawara	Comes from other company
Sir Philip Craven	Comes from other company								Δ
Teiko Kudo	Comes from other company								¡

*	Selected the relevant “Relationship with the Company”
*	¡ indicates the relevant item that the person falls under as of “today or recently.” Δ indicates the relevant item that the person falls under as of “previously.”
*

● indicates the relevant item that the person’s close family member falls under as of “today or recently.” ▲ indicates the relevant item that the person’s close family member falls under as of “previously.”

a	A management executive officer of the listed company or its subsidiary
b	A management executive officer or non-management executive director of a parent company of the listed company
c	A management executive officer of a subsidiary of a parent company of the listed company
d	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship
e	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship
f	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer
g	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)
h	A management executive officer of entity with whom the listed company has a business relationship (does not fall under d, e, and f) (only with respect to the person)
i	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)
j	A management executive officer of an entity to whom the listed company makes a donation
k	Other

Relationship with the Company (2)

Name	Independent Member of the Board of Directors	Supplementary Information	Reason for election as Outside Member of the Board of Directors (and the reason for designation as an Independent Member of the Board of Directors if so designated)
Ikuro Sugawara	¡	—

In order to have Mr. Ikuro Sugawara contribute to the increase of TMC’s corporate value as a Member of the Board of Directors by fulfilling his role of providing advice to respond to complicated international situations, and by utilizing his experience and knowledge in policy-making and organizational management that was cultivated when he served as a public officer, his high level of expertise and broad network.

Designated as an Independent Member of the Board of Directors of TMC as he would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Name	Independent Member of the Board of Directors	Supplementary Information	Reason for election as Outside Member of the Board of Directors (and the reason for designation as an Independent Member of the Board of Directors if so designated)
Sir Philip Craven	¡	TMC’s current Outside Member of the Board of Directors, Sir Philip Craven, served as an executive of the International Paralympic Committee. A summary of the business transactions entered into between TMC and the International Paralympic Committee has been omitted, since TMC has determined that a reasonable period has passed since Sir Philip Craven retired as an executive of the International Paralympic Committee and there will be no conflicts of interest with general shareholders of TMC.

In order to have Sir Philip Craven contribute to the increase of TMC’s corporate value as a Member of the Board of Directors by fulfilling his role of providing advice that reflects viewpoints of various stakeholders by utilizing his experience and knowledge obtained through management of international organizations.

Designated as an Independent Member of the Board of Directors of TMC as he would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Teiko Kudo	¡	TMC’s current Outside Member of the Board of Directors, Ms. Teiko Kudo, concurrently serves as an executive of Sumitomo Mitsui Banking Corporation. A summary of the business transactions entered into between TMC and Sumitomo Mitsui Banking Corporation has been omitted, since TMC has determined that, in light of the scale and nature of the business transactions, there are no conflicts of interest with general shareholders of TMC.

In order to have Ms. Teiko Kudo contribute to the increase of TMC’s corporate value as a Member of the Board of Directors by fulfilling her role of providing advice on the effective use of capital and risk management issues by utilizing her investment decision-making ability and knowledge in growth areas, which she cultivated throughout her career while working at a bank.

Designated as an Independent Member of the Board of Directors of TMC as she would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because she is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Establishment or non-establishment of an optional committee which corresponds to the Nominating Committee or Compensation Committee	Established

Status of establishment of an optional committee, members of the committee, and attributes of the chairperson of the committee

	Name of the Committee	Total Number of Members	Number of Full-time Members	Number of Inside Members of the Board of Directors	Number of Outside Members of the Board of Directors	Number of Outside Experts	Number of Others	Committee Chair (Chair-person)
Optional Committee Corresponding to the Nominating Committee	Executive Appointment Meeting	5	—	2	3	—	0	Inside Member of the Board of Directors
Optional Committee Corresponding to the Compensation Committee	Executive Compensation Meeting	5	—	2	3	—	0	Inside Member of the Board of Directors

Supplementary Information

Members of the Executive Appointment Meeting discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors and Audit & Supervisory Board Members. The Executive Compensation Meeting reviews the remuneration system for Members of the Board of Directors and senior management and determines the amount of remuneration for each Member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance. In order to ensure independence, the majority of the members at both meetings are Outside Members of the Board of Directors. The members of both meetings are Member and Chairman of the Board of Directors Takeshi Uchiyamada (Chairman) and Member of the Board of Directors Koji Kobayashi, and Outside Members of the Board of Directors Ikuro Sugawara, Sir Philip Craven and Teiko Kudo.

[Auditors]

Establishment or non-establishment of an Audit & Supervisory Board	Established
Number of Audit & Supervisory Board Members pursuant to the Articles of Incorporation	7 persons
Number of Audit & Supervisory Board Members	6 persons

Cooperative relationships between Audit & Supervisory Board Members, Independent Accountants, and Internal Audit Division

Audit & Supervisory Board Members periodically receive reports from Independent Accountants on audit plans, methods and results of auditing at meetings of the Audit & Supervisory Board. They also hold meetings and exchange their opinions as they consider necessary concerning auditing in general.

As for internal auditing, a specialized independent department evaluates the effectiveness of internal controls over financial reporting. Audit & Supervisory Board Members receive reports from the department on audit plans, methods and results of auditing periodically or whenever necessary.

Election or non-election of Outside Audit & Supervisory Board Members	Elected
Number of Outside Audit & Supervisory Board Members	3 persons
Established number of Independent Audit & Supervisory Board Members within the Outside Audit & Supervisory Board Members	3 persons

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*)
		a	b	c	d	e	f	g	h	i	j	k	l	m
Yoko Wake	Academic
Hiroshi Ozu	Attorney-at-law
Nobuyuki Hirano	Comes from other company										Δ

*	Selected the relevant “Relationship with the Company”
*	¡ indicates the relevant item that the person falls under as of “today or recently.” Δ indicates the relevant item that the person falls under as of “previously.”
*

● indicates the relevant item that the person’s close family member falls under as of “today or recently.” ▲ indicates the relevant item that the person’s close family member falls under as of “previously.”

a	A management executive officer of the listed company or its subsidiary
b	A non-management executive director or accounting advisor of the listed company or its subsidiary
c	A management executive officer or non-management executive director of a parent company of the listed company
d	An Audit & Supervisory Board Member of a parent company of the listed company
e	A management executive officer of a subsidiary of a parent of the listed company
f	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship
g	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship
h	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer
i	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)
j	A management executive officer of entity with whom the listed company has a business relationship (does not fall under f, g, and h) (only with respect to the person)
k	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)
l	A management executive officer of an entity to whom the listed company makes a donation
m	Other

Relationship with the Company (2)

Name	Independent Audit & Supervisory Board Member	Supplementary Information	Reason for election as Outside Audit & Supervisory Board Members (and the reason for designation as an Independent Audit & Supervisory Board Member if so designated)
Yoko Wake	¡	—

In order to have Ms. Yoko Wake, who has deep insight and extensive experience in the areas of international economics and environmental economics, play an important role as an Outside Audit & Supervisory Board Member by expressing valuable thoughts on TMC’s environmental initiatives as well as its efforts to realize a sustainable society.

Designated as an Independent Audit & Supervisory Board Member of TMC as she would be able to undertake audits from a fair and neutral perspective because she is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and she does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Hiroshi Ozu	¡	—

In order to have Mr. Hiroshi Ozu, who has served as Prosecutor-General and in other important roles and possesses a wealth of experience and a high level of expertise in the legal profession, play an important role as an Outside Audit & Supervisory Board Member by providing advice regarding TMC’s initiatives in corporate governance and risk management.

Designated as an Independent Audit & Supervisory Board Member of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Name	Independent Audit & Supervisory Board Member	Supplementary Information	Reason for election as Outside Audit & Supervisory Board Members (and the reason for designation as an Independent Audit & Supervisory Board Member if so designated)
Nobuyuki Hirano	¡	TMC’s current Outside Audit & Supervisory Board Member, Mr. Nobuyuki Hirano, served as an executive of MUFG Bank, Ltd. A summary of the business transactions entered into between TMC and MUFG Bank, Ltd. has been omitted, since TMC has determined that the size and nature of the business transactions should not cause a conflicts of interest with general shareholders of TMC.

In order to have Mr. Nobuyuki Hirano play an important role as an Outside Audit & Supervisory Board Member by providing advice based on his highly specialized knowledge in a wide range of subjects mainly in the field of financial affairs, as well as outstanding management expertise.

Designated as an Independent Audit & Supervisory Board Member of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

[Independent Members of the Board of Directors / Audit & Supervisory Board Members]

Number of Independent Members of the Board of Directors/Audit & Supervisory Board Members	6 persons

Other matters relating to Independent Members of the Board of Directors / Audit & Supervisory Board Members

All Outside Members of the Board of Directors / Audit & Supervisory Board Members that qualify as Independent Members of the Board of Directors / Audit & Supervisory Board Members have been designated as Independent Members of the Board of Directors / Audit & Supervisory Board Members.

[Incentives]

Implementation of measures on incentive allotment to Members of the Board of Directors	Adoption of performance-based compensation plan

Supplementary Information

For the policy and procedures of the performance-based compensation plan, please refer to “TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information/1. Basic Policy/Disclosure based on each principle of Corporate Governance Code.”

The Method of determining performance-based remuneration is as follows.

Directors with Japanese citizenship (excluding Outside Members of the Board of Directors)

TMC sets the total amount of remuneration (“Annual Total Remuneration”) received by each Member of the Board of Directors in a year based on consolidated operating income, the volatility of the share price of TMC and individual performance evaluation. The balance after deducting monthly compensation as fixed remuneration from Annual Total Remuneration constitutes performance-based remuneration. TMC sets an appropriate executive compensation level for Annual Total Remuneration based on position and duties by referencing a benchmark group of companies located in Japan. Consolidated operating income is the indicator for evaluating TMC’s efforts based on business performance, the volatility of the share price of TMC is the corporate value indicator for shareholders and investors to evaluate TMC’s efforts, and individual performance evaluation is qualitative evaluation of performance of each Member of the Board of Directors. Annual Total Remuneration is set using a theoretical formula that takes into account the benchmarking results of remuneration for Members of the Board of Directors. Annual Total Remuneration is set for each Member of the Board of Directors based on consolidated operating income and the volatility of the share price of TMC, and then adjusted based on individual performance evaluation. Individual performance evaluation is set within the range of 25% above or below Annual Total Remuneration for each position. Annual Total Remuneration for each member of the Board of Directors is calculated in consideration of this evaluation.

Directors with foreign citizenship (excluding Outside Members of the Board of Directors)

Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow TMC to secure and retain talented personnel. Fixed remuneration is set, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country. Performance-based remuneration is set based on consolidated operating income, the volatility of the share price of TMC and individual performance, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country. The concept of each item is the same as that for directors with Japanese citizenship (excluding Outside Members of the Board of Directors). There are cases where TMC provides income tax compensation for certain members of the Board of Directors in light of the difference in income tax rates with those of his or her home country.

Grantees of stock options

Supplementary Information

[Remuneration for Members of the Board of Directors]

Disclosure Status (of individual Member of the Board of Directors remuneration)	Only a portion of remuneration is individually disclosed.

Supplementary Information

Names and details of those who receive, in aggregate, consolidated remuneration of one hundred million Japanese yen or more will be disclosed on an individual basis in annual securities reports.

Annual securities reports and business reports are also made available for public inspection on TMC’s Internet website.

Existence of guidelines for the amount and calculation method of remuneration	Yes

Information regarding guidelines for the amount and calculation method of remuneration

Based on the resolution of the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019 concerning remuneration for the Members of the Board of Directors of TMC, the maximum cash compensation was set at 3.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year), and the maximum share compensation was set at 4.0 billion yen per year. The number of Members of the Board of Directors as of the conclusion of the 115th Ordinary General Shareholders’ Meeting was nine (including three Outside Members of the Board of Directors).

In addition, the amount of Audit & Supervisory Board Members’ remuneration was set at 30 million yen or less per month, pursuant to the resolution of the 104th Ordinary General Shareholders’ Meeting, held on June 24, 2008. The number of Audit & Supervisory Board Members as of the conclusion of the 104th Ordinary General Shareholders’ Meeting was seven.

For basic policy on remuneration, please refer to “TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information/1. Basic Policy/Disclosure based on each principle of Corporate Governance Code.”

[Support System for Outside Members of the Board of Directors (Outside Audit & Supervisory Board Members)]

Full-time Audit & Supervisory Board Members, Members of the Board of Directors and others disclose adequate information to Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members, such as by giving prior explanations on agenda items to be proposed to the Board of Directors. In addition, the Audit & Supervisory Board Office has been established as a specialized independent organization to assist the Audit & Supervisory Board Members.

[Status of Retired Presidents, etc.]

Names and other details of senior advisors and advisors, etc. who are former Presidents, etc.

Name	Title/Position	Duties	Conditions (Full-time/part-time, compensation)	Date of resignation as president, etc.	Term of office
Shoichiro Toyoda	Honorary Chairman	Advise on the future direction of the Toyota Group	Full-time, with compensation	September 25, 1992	July 1, 2021 to June 30, 2022 (one year)

Total	number of senior advisors and advisors, etc. who are former presidents, etc.: 1

Other matters

●	TMC resolved at the Board of Directors meeting held on June 11, 2020 to discontinue the positions of senior advisor and advisor. TMC may only appoint honorary chairmen going forward.

●

Honorary Chairmen will not attend TMC’s meetings of the Board of Directors, management meetings or any other similar organizational body’s meetings, and do not have the authority to be involved in the managerial decision-making of TMC.

●	The matters stated above concern the senior advisors and advisors, etc. as of July 1, 2021.

2. Matters pertaining to functions relating to the execution of duties, audit and supervision, appointment and decisions regarding remuneration, etc. (Outline of the current corporate governance system)

[System regarding Members of the Board of Directors]

With respect to the system regarding Members of the Board of Directors, TMC has comprehensively considered and appointed the right person for the right position to make appropriate and prompt decision-making. TMC believes that it is critical to appoint individuals who contribute to decision-making aimed at sustainable growth into the future according to the concept of the “Toyoda Precepts,” which set forth our founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to social transformation by using CASE external partnerships based on trust and friendship and internal two-way interactive teamwork, while working in furtherance of the SDGs and towards solutions for other social challenges. Members of TMC’s “Executive Appointment Meeting,” a majority of which are Outside Directors, discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors.

Furthermore, three Outside Members of the Board of Directors have been appointed in order to adequately reflect the opinions of those from outside the company in management’s decision-making process, and all of them are registered as independent officer with the relevant financial instruments exchanges. TMC considers the appointment of Outside Members of the Board of Directors as independent officer in accordance with requirements for Outside Members of the Board of Directors set forth in the Companies Act and independence standards established by the relevant financial instruments exchanges. TMC’s Outside Members of the Board of Directors advise it in its management decision-making process based on their broad experiences and insight in their respective fields of expertise, independently from management structure.

The Board of Directors met 17 times in total in fiscal 2020. The Board of Directors actively deliberates a wide range of agenda items related to business strategies in addition to ordinary agenda items such as financial results and personnel.

[Execution of operations and supervision]

Together with the business units (in-house companies and Business Planning & Operation Units), operating officers, mainly consisting of the president and chief officers, to whom authority is delegated by the Board of Directors, will realize prompt decision-making and move forward with initiatives toward sustainable growth and medium- to long-term improvement of corporate value. The “Sustainability Meetings,” in which Outside Members of the Board of Directors/Outside Audit & Supervisory Board Members also participate, the execution of operation is supervised from a societal perspective toward sustainable growth of the company and the corporate governance structure is deliberated.

In addition, TMC deliberates on and monitors management and corporate activities based on views of various stakeholders through a wide variety of bodies for deliberations, including the “Labor-Management Council, the Joint Labor-Management Round Table Conference.”

The state of internal audits are reported to Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members) through the Audit & Supervisory Board and other relevant organizations, and the status of accounting audits is reported by Independent External Auditors to the Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members) through the Audit & Supervisory Board. To enhance the system for internal audits, a specialized organization made independent of direct control by the management (Internal Audit Department staffed with 36 members) has been established and evaluates the effectiveness of the system to secure the appropriateness of documents regarding financial calculation and other information in accordance with Section 404 of the U.S. Sarbanes Oxley Act and Article 24-4-4 (1) of the Financial Instruments and Exchange Law of Japan.

In order to enhance the reliability of the financial reporting of TMC, the three auditing functions — audit by Audit & Supervisory Board Members, internal audit, and accounting audit by Independent External Auditors — aid in conducting an effective and efficient audit through meetings held periodically and as necessary to share information and come to understandings through discussion on audit plans and results.

[System regarding auditing]

The status of auditing is as follows.

Name of auditor: PricewaterhouseCoopers Aarata LLC

Duration of auditing service: From 2006

Also note that the auditors after the merger with Toyota Motor Sales Company in July 1982 were as follows.

Ito Accounting & Consultancy Office: until fiscal year ended March 2000

ChuoAoyama PricewaterhouseCoopers: from fiscal year ended March 2001 until fiscal year ended March 2006

Note 1:	ITOH AUDIT CORPORATION was merged with ChuoAoyama PricewaterhouseCoopers to become ChuoAoyama PricewaterhouseCoopers as of January 1, 2001.
Note 2:	ChuoAoyama PricewaterhouseCoopers belonged to the same network as PricewaterhouseCoopers Aarata LLC

Certified public accountants who provided auditing service

Mami Kato

Kenji Tezuka

Hisashi Shirahata

Satoko Nakatani

Composition of assistants relating to auditing

Certified public accountants: 65

Accountant assistants, etc.: 86

Others: 91

[System regarding Audit & Supervisory Board Members]

TMC has adopted an Audit & Supervisory Board system. Six Audit & Supervisory Board Members (including three Outside Audit & Supervisory Board Members) play a role in TMC’s corporate governance efforts by undertaking audits in accordance with the audit policies and plans determined by the Audit & Supervisory Board. With respect to Audit & Supervisory Board Members, TMC believes it is necessary to elect individuals who have broad experiences and insight in their respective fields of expertise and can advise management from a fair and neutral perspective, as well as audit the execution of business. In appointing/dismissing Audit & Supervisory Board Members, members of TMC’s “Executive Appointment Meeting,” a majority of which are Outside Directors, discuss recommendations to the Audit & Supervisory Board concerning the appointment of Audit & Supervisory Board Members.

TMC has appointed three Outside Audit & Supervisory Board Members, all of whom are registered as independent officers with the relevant financial instruments exchanges. TMC considers the appointment of Outside Audit & Supervisory Board Members in accordance with requirements for Outside Audit & Supervisory Board Members set forth in the Companies Act and independence standards established by the relevant financial instruments exchanges.

[Limited liability agreements]

TMC has entered into limited liability agreements with Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members pursuant to Article 427, Paragraph 1 of the Companies Act to limit the amount of their liabilities stipulated in Article 423, Paragraph 1 of the Companies Act to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

3.	Reason for the selection of the current corporate governance system

TMC believes it is important to put in place a system that enables customer opinions and on-site information to be swiftly communicated to management in order to realize timely and accurate management decision-making, and enables it to review whether such management decisions are accepted by its customers and society. TMC believes that its current system, involving the supervision and auditing of the execution of business by its Board of Directors (including Outside Members of the Board of Directors) and Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members), is the most appropriate system.

III.    Implementation of measures for shareholders and other stakeholders

1.	Approach toward the vitalization of General Shareholders’ Meeting and the facilitation of exercise of voting rights

Supplementary Information
Early distribution of notice of convocation of General Shareholders’ Meeting	In connection with Ordinary General Shareholders’ Meetings, TMC distributes the notice of convocation of General Shareholders’ Meeting at an early date prior to the date of the meeting and posts the notice on its website prior to the distribution.

Scheduling of General Shareholders’ Meeting avoiding the date on which General Shareholders’ Meeting of companies are concentrated	TMC convenes a General Shareholders’ Meeting avoiding the date on which General Shareholders’ Meetings of companies are either most concentrated on or second most concentrated on.

Exercise of voting rights by electronic means	TMC enables shareholders to exercise voting rights on the Internet.

Measures aimed at participation in electronic voting platforms and other improvements in voting environments geared towards institutional investors	TMC participates in an electronic voting platform for institutional investors operated by ICJ Corporation.

Provision of summary English-language convocation notices	TMC creates English-language convocation notices, and makes them available on both its company website as well as within electronic voting platforms for institutional investors at the same time as the Japanese-language convocation notices.

2.	IR activities

	Supplementary Information	Explanation by Representative Members of the Board
Convene periodic briefing for individual investors	In addition to convening briefings a few times a year (not regularly scheduled), on the exclusive site for individual investors, the operating summary and business activities are clearly disclosed.	No

Convene periodic briefing for analysts and institutional investors	Explaining financial results and business strategies of the relevant business year every quarter. Also convenes business briefings (unscheduled) concerning the medium- and long-term direction of the business.	Yes

Convene periodic briefing for foreign investors	Explaining financial results and business strategies of the relevant business year every quarter. In addition, business briefings (unscheduled) concerning the medium- and long-term direction of the business are convened.	Yes

Disclosure of IR documents on the website	In addition to legal disclosure documents such as annual securities reports, reference materials for earnings results briefings, etc. are timely disclosed as well. TMC works to enhance its information services by distributing videos of TMC’s press conferences, such as announcements of new model launches.	—

IR related divisions (personnel)	TMC maintains IR personnel in the Accounting Group and Public Affairs Division, and offices resident IR personnel in New York, U.S.A. and London, U.K.	—

Other	Implementing one-on-one meetings with investors, plant tours, etc.	—

3.	Activities concerning respect for stakeholders

Supplementary Information
Setting forth provisions in the internal regulations concerning respect for the stakeholders’ position

For sustainable development, TMC has engaged in management emphasizing all of its stakeholders, and worked to maintain and develop favorable relationships with its stakeholders through open and fair communication. This philosophy is outlined and disclosed in the Corporate Social Responsibility Policy (“Sustainability Fundamental Policy”) “Contribution towards Sustainable Development.”

https://global.toyota/en/sustainability/csr/policy/

Promotion of environmental preservation activities and CSR activities

TMC will contribute to a harmonious and sustainable development of society and the earth through realizing the Toyota Global Vision. TMC considers responding to environmental issues as one of the most prioritized challenges for management. In 2015, TMC developed the “Toyota Environmental Challenge 2050,” aiming as a long-term initiative to establish a society where humans, cars and nature coexist in harmony. The other specific initiatives of these CSR activities are disclosed in the “Annual Report” and “Sustainability Data Book.” TMC will issue “Integrated Reports” instead of Annual Reports in the future.

Annual Report

https://global.toyota/en/ir/library/annual/

Sustainability Data Book

https://global.toyota/en/sustainability/report/sdb/

Information on sustainability

https://global.toyota/en/sustainability/

Establishment of policy concerning disclosure of information to stakeholders	TMC has engaged in timely and fair disclosure of its operating results, financial condition and non-financial information as stated in the Sustainability Fundamental Policy “Contribution towards Sustainable Development”. In order to ensure the accurate, fair, and timely disclosure of information, TMC has established the Disclosure Committee chaired by an officer of the Accounting Division. The Committee holds regular meetings for the purpose of preparation, reporting and assessment of its annual securities report and quarterly report under the Financial Instruments and Exchange Law of Japan and Form 20-F under the U.S. Securities Exchange Act, and also holds extraordinary committee meetings from time to time whenever necessary.

Supplementary Information
Others

[Independent Action Plan to Promote Female Employee Participation in the Workplace]

Since TMC began full-scale hiring of women for office and technical positions in 1992 as part of its HR policy to respect diversity, it has focused on various actions aimed at enhancing and strengthening support for working mothers from the standpoint of long-term employment and human resource development. As a result of these actions, the turnover rate for women in office and technical positions has declined, and the number of female managers has steadily increased (from 7 in 2003 to 283 in 2021).

Currently, activities center around further promotion of women in the workforce, taking further actions to enhance and strengthen the following activities, with the aim of encouraging female workers to return to work early from maternity leave in order to minimize career delay after taking long-term maternity leave.

<<Main Activities>>

[Hiring]

▪  Higher new employee hiring rates for female graduates
Stronger hiring efforts are being made to achieve employment and manager position ratios for women in office and technical positions that are equivalent to the ratio in the relevant labor market over the medium and long term (office: 40%, technical: 10%).
Hiring results in fiscal year ended March 31, 2021 for office positions were 51%, for technical positions were 20% and for skilled positions were 33%.

[Expansion of policies providing support for working while raising children and improving workplace environment for early return to work]

▪  Development of child care facilities

●  Addition of in-house child care facilities (four facilities with the capacity of 460 children have been added since fiscal 2018)

●  Early morning and overnight child care, child care for sick children, shuttle bus services between plants and child care facilities and other services

▪  Enhancement of systems that encourage achieving a balance between working and parenting

●  Child care leave, reduced working hours, leave to take care of sick or injured children, and other similar programs where the range of employees entitled to them go beyond the statutory requirements

●  System to allow working from home

●  System to allow people with shiftwork positions at plants to exclusively work day-time

●  System to allow people with shiftwork positions at plants to exclusively work day-time and also start working later than the fixed starting time

●  Subsidizing child care costs (e.g., babysitter costs) to employees who have returned to work after a shorter child care leave than the standard period

[Formation of career consciousness at an early stage and systematic and thorough human resource development]

●  Establish and carry out tailored career plans for women based on each of their life events

●  Introduction of the Career Comeback System for the rehiring of employees who had resigned because of a spouse’s transfer, etc.

●  When the spouse is assigned overseas, arranging assignment of the employee to the same overseas location, or assisting the employee in finding a job at a TMC Group entity

●  Providing information on various systems that offer support and introducing role models through the Intranet

●  Holding pre-maternity leave seminars (office, technical and administrative positions) and meetings to support women striving to achieve a balance between working and parenting (technical positions)

●  Allocating mentors for management candidates and newly-promoted members

[Others]

▪  Continuing participation in the “Toyota Group Female Engineer Fund / Foundation”

●  The Toyota Female Engineer Development Foundation was established in 2014 to foster and support female engineers working in the field of manufacturing.

●  In fiscal 2020, female engineers at the Company visited 5 middle and high schools to speak about the appeals of their jobs, with approximately 1,000 students participating.

●  For female science and engineering students, TMC provided scholarship of 600,000 yen per year and opportunities where they can exchange with female engineers and students of other universities. In fiscal 2020, 97 students participated as new scholarship students. The scholarship students to date totaled 685.

<<Target to promote female employee participation in the workplace >>

Under the Act on Promotion of Women’s Participation and Advancement in the Workplace, TMC has set the following targets.

●  The number of females in managerial positions in 2014, when the target was set, to be increased fourfold by 2025, and fivefold by 2030

●  To increase users of the teleworking system to more than 50% of all employees (except for production workers and managers) by 2025, irrespective of whether teleworking for childcare or nursing purposes

[Appointment of female managers]

As of the filing date of this report, Teiko Kudo, Member of the Board of Directors, and Yoko Wake, Audit & Supervisory Board Member, are two females out of nine Members of the Board of Directors and six Audit & Supervisory Board Members.

In addition, Yumi Otsuka serves as an operating officer and Chief Sustainability Officer, and Chika Kako as a senior general manager of the Advanced R&D and Engineering Company.

[Recruitment and Retention of Diverse Human Resources]

▪  Expansion of mid-career recruitment

●  TMC is expanding its efforts to achieve a 50% ratio of mid-career hires over the medium term.

(29% in fiscal year ended March 31, 2020, 30% in fiscal year ended March 31, 2021, and 36% expected in fiscal year ending March 31, 2022)

●  TMC is actively recruiting human resources with expertise not found within TMC.

(Ratio of mid-career hires with expertise in software: 31% in fiscal year ended March 31, 2020, 35% in fiscal year ended March 31, 2021, and 59% expected in fiscal year ending March 31, 2022)

▪  Support for retention of mid-career hires

●  TMC is promoting initiatives to improve access to information that mid-career hires need immediately after joining the company.

(Providing briefings for new hires (including archives), and introducing a portal site for mid-career hires)

●  TMC is working to ensure mid-career hires become familiar with TMC’s way of working.

(Providing training for mid-career hires (TPS, problem solving and history training)

●  TMC has established a personnel network to reflect the real voices of mid-career hires in its measures.

(Holding roundtable discussions for mid-career hires and providing 360-degree feedback)

IV.    Basic Approach to Internal Control System and its Development

1.	Basic Policy Regarding the System to Secure the Appropriateness of Business

Basic understanding of system to ensure appropriateness of business operations

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

System to ensure the appropriateness of business operations and outline of implementation status of such systems

TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the “Basic Policies on Establishing Internal Controls.” Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Sustainability Meetings and the Board of Directors’ meetings.

(1)	System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)    TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as explanation to members of the Board of Directors when they assume office.

2)    TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)    TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the Sustainability Meetings or the Board of Directors’ meetings, etc.

[Implementation status]

1)    TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Code of Ethics,” etc., and all executives have been familiarized with these provisions. The relevant laws and regulations and the Articles of Incorporation that executives are to observe are listed in manuals to make all executives familiarized with those laws, regulations and rules and we conduct compliance education for newly appointed executives.

2)    In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders’ Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors.

3)    With the aim of establishing a governance structure that can deliver sustainable growth over the medium- to long-term in accordance with the “Guiding Principles at Toyota,” “Toyota Global Vision,” “Toyota Philosophy,” etc., TMC deliberates on important topics pertaining to sustainability, corporate ethics, compliance and risk management as well as responses thereto at Sustainability Meetings or the Board of Directors’ meetings, etc.

(2)	System to retain and manage information relating to the execution of the duties of Members of the Board of Directors

[System]

Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

[Implementation status]

In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision-making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including the management of confidential information, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries.

(3)	Rules and systems related to the management of risk of loss

[System]

1)    TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)    TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)    TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)    As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

[Implementation	status]

1)    Budget is allocated to each organizational unit assigned to administer each expense item, general expenses, research and development expenses, capital expenditures, etc. and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies.

2)    To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries as necessary. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made.

Processes of TMC and its key subsidiaries are being documented as required by law, and the effectiveness of internal control systems with respect to financial reporting is evaluated. The effectiveness of the disclosure process is also evaluated.

3)    Regional CROs have been appointed to develop and oversee risk management systems for their respective regions under the supervision of CRO and DCRO, who is responsible for global risk management of safety, quality, environmental and other risks. In addition, at the internal head offices, TMC has appointed the chief officer for each group and the risk manager for each department and division to be in charge of risk management for each function, and at each in-house company, TMC has appointed the president and the risk manager to be in charge of risk management for each product. Through this, TMC has established systems that enable collaboration and support with each regional headquarters, and these systems are reviewed and reinforced as necessary.

In the area of quality, the Global-CQO (Chief Quality Officer) is in charge of each Regional-CQO, and is promoting the improvement of products and services sincerely reflecting customer feedback, as well as the manufacturing that is in compliance with laws and regulations, across the entire company globally. TMC is also monitoring market developments and establishes and enhances management structure that responds to quality risks.

4)    To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group companies and their suppliers, and TMC.

(4)	System to ensure that Members of the Board of Directors exercise their duties efficiently

[System]

1)    TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)    Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers.

3)    TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

[Implementation status]

1)    TMC has formulated a medium-term management plan for each region, as well as in-house company management plans, based on long-term business strategies that reflect its customers’ medium- to long-term values, technological trends, and so on. In addition, TMC formulates a “Policy Guideline” establishing the general direction in which TMC should proceed that year. Furthermore, policies are managed consistently with such guideline by putting them into practice at each level of TMC’s organization.

2)    TMC has established product-based in-house companies, and adopted a field-oriented Group-wide organization in which each region, function and process is regarded as a “Group/Region” within which the “in-house companies” and individual divisions of the Group/Region play key roles in executing operations. The Board of Directors makes decisions efficiently by appropriately receiving updates on the company’s situation that are in line with the field from the president and chief officers who are also Operating Officers. The in-house company presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and chief officers and higher management are supervising these efforts.

3)    TMC has created opportunities to hear opinions from various stakeholders such as external experts in each region to obtain advice and information from an outside perspective, and utilizes them in the consideration of approaches to management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)    TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)    TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Sustainability Meetings and other meetings.

3)    TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its hotline called “Toyota Speak Up Line” that TMC established, as well as through other channels.

[Implementation status]

1)    TMC has worked to “visualize” operations by clarifying the responsibilities of each organizational unit. TMC is also providing training relating to problem-solving abilities in education programs for new recruits as well as in personnel-grade-specific education programs. TMC is fostering a workplace culture for quickly discovering and resolving problems by genchi genbutsu and making “kaizen” (improvements) to prevent recurrences.

2)    TMC has been providing education to a wide range of employees including newly hired employees to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company. Each organizational unit inspects its compliance framework in its key risk areas and undertakes efforts to make improvements. The outcome of these efforts is reported at Sustainability Meetings.

3)    TMC has established a hotline called “Toyota Speak Up Line” to enable employees to consult with outside attorneys or the relevant internal persons in charge about problems and questions concerning compliance. TMC (secretariats and relevant organizational units) conducts investigations of the facts and takes necessary measures once informed of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

[System]

To share Toyota’s management principles, TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries, and develop and maintain a sound environment of internal controls for the business group by also promoting its management principles through exchanges of personnel.

In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

1.    System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries

TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC’s Board of Directors’ meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

2.    Rules and systems related to the management of risk of loss at subsidiaries

TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks. TMC will discuss significant matters and measures at the Sustainability Meetings or the Board of Directors’ meeting, etc. in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

3.    System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently

TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business.

4.    System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC’s Sustainability Meetings and other meetings.

TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company and cover its subsidiaries in Japan and other channels.

[Implementation status]

TMC has extended the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries. Through that as well as propagating the corporate philosophy through personnel exchanges, TMC is providing direction to ensure that these principles are suitably incorporated into the management philosophies and behavioral guidelines of its subsidiaries.

TMC clarified roles and tasks relating to subsidiary management and each department is managing the subsidiaries in a comprehensive manner appropriate to their positioning. Furthermore, each fiscal year TMC conducts inspections of subsidiary management by each department, the results of which are confirmed at the Board of Directors’ meetings, etc.

1.    TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC’s Board of Directors’ meetings in accordance with TMC’s standards stipulating matters to be discussed at the Board of Directors.

2.    TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed at the Sustainability Meetings or the Board of Directors’ meetings, etc. in accordance with the standards relating to submission of matters.

3.    TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary.

4.    TMC examines significant risk areas to ensure that each subsidiary’s systems for compliance are adequate and undertakes activities to improve these systems and reports the outcomes of these activities at its Sustainability Meetings, etc.

TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries. Furthermore, TMC conducts special audits as needed, as well as direct audits according to the subsidiary-accounting-audit-plan that is formulated every year, and the outcomes of these audits are reported to the relevant executives at TMC. In addition, to ensure that the duties performed by directors etc. of subsidiaries are in compliance with laws and regulations, TMC is working to raise awareness among those directors etc. of the laws and regulations that they need to comply with, key points for ensuring such compliance, and so on.

TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures, including corrective measures and reporting to relevant executives, are taken.

(7)

System concerning employees who assist the Audit & Supervisory Board Members when required; System concerning independence of the said employees from Members of the Board of Directors; and System to ensure the effectiveness of instructions from the Audit & Supervisory Board Members to the said employees

[System]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

[Implementation status]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. Prior consent of Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office.

(8)	System concerning a report to Audit & Supervisory Board Members and System to ensure that a person who has made the said report does not receive unfair treatment due to the making of said report

[System]

1)    Members of the Board of Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to TMC and its subsidiaries is discovered, they will report the matter to the Audit & Supervisory Board Members immediately.

2)    Members of the Board of Directors, Operating Officers, and employees will report on the business upon requests by the Audit & Supervisory Board Members periodically and as needed, and Members of the Board of Directors, etc. of subsidiaries will report as necessary. In addition, Members of the Board of Directors, Operating Officers, and employees will report to Audit & Supervisory Board Members on the significant matters that have been reported to the whistleblower offices established by TMC or its subsidiaries.

3)    TMC maintains internal rules stipulating that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

[Implementation status]

1)    Members of the Board of Directors, Operating Officers, employees, and TMC’s subsidiaries are required to properly submit business reports to Audit & Supervisory Board Members, to report as necessary at meetings of the Audit & Supervisory Board, and to immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries.

2)    TMC regularly reports to the Audit & Supervisory Board Members on the matters reported to or consulted with the hotline called “Toyota Speak Up Line”, the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan, and the whistleblower offices established by its subsidiaries.

3)    TMC has established and disseminated provisions in its rules on whistleblowing to ensure that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

(9)

Policies on prepaid expenses for the execution of the duties of the Audit & Supervisory Board Members, on expenses for procedures for repayment and the execution of other relevant duties, or on debt processing

[System]

Regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps to secure the amount that the Audit & Supervisory Board Members deem necessary. TMC will also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps.

[Implementation status]

TMC has taken appropriate budgetary steps at the beginning of the fiscal year as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken.

(10)	Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively

[System]

TMC will ensure that the Audit & Supervisory Board Members attend major Executives’ Meetings, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts.

[Implementation status]

In addition to establishing a system whereby Audit & Supervisory Board Members can attend meetings of executive bodies that deliberate and decide on important projects, TMC ensures that important Company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members and Accounting Auditor to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary.

2.	Basic Policy and Preparation towards the Elimination of Antisocial Forces

(1)	Basic Policy for Elimination of Antisocial Forces

Based upon the “Guiding Principles at Toyota” and the “Toyota Code of Conduct,” TMC’s basic policy is to have no relationship with antisocial forces. TMC will take resolute action as an organization against any undue claims and actions by antisocial forces or groups, and has drawn the attention of such policy to its employees by means such as clearly stipulating it in the “Toyota Code of Conduct.”

(2)	Preparation towards Elimination of Antisocial Forces

1)	Establishment of Divisions Overseeing Measures Against Antisocial Forces and Posts in Charge of Preventing Undue Claims

TMC established divisions that oversee measures against antisocial forces (“Divisions Overseeing Measures Against Antisocial Forces”) in its major offices as well as assigned persons in charge of preventing undue claims. TMC also established a system whereby undue claims, organized violence and criminal activities conducted by antisocial forces are immediately reported to and consulted with Divisions Overseeing Measures Against Antisocial Forces.

2)	Liaising with Specialist Organizations

TMC has been strengthening its liaison with specialist organizations by joining liaison committees organized by specialists such as the police. It has also been receiving guidance on measures to be taken against antisocial forces from such committees.

3)	Collecting and Managing Information concerning Antisocial Forces

By liaising with experts and the police, Divisions Overseeing Measures Against Antisocial Forces share up-to-date information on antisocial forces and utilize such information to call TMC’s employees’ attention to antisocial forces.

4)	Preparation of Manuals

TMC compiles cases concerning measures against antisocial forces and distributes them to each department within TMC.

5)	Training Activities

TMC promotes training activities to prevent damages caused by antisocial forces by sharing information on antisocial forces within the company as well as holding lectures at TMC and its group companies.

V. Others

1.	Matters regarding defense against a takeover bid

Matters regarding defense against a takeover bid        None

Supplementary Information

No measures to defend against a takeover bid are scheduled to be adopted.

2.	Matters regarding other corporate governance systems, etc.

Company Structure and Procedures Regarding Timely Disclosure

The following describes TMC’s company structure and procedures regarding the timely disclosure of Company information.

(Guiding Principles)

TMC practices its guiding principle of disclosing operating results, financial condition and non-financial information in a timely and appropriate manner. Such guiding principles are set forth in the Sustainability Fundamental Policy “Contribution towards Sustainable Development.”

(Disclosure Committee and its Purpose)

TMC has established a Disclosure Committee that is chaired by the chief officer of the Accounting Group in an effort to ensure that the information disclosed is accurate, fair and timely.

The Disclosure Committee meets periodically to draft, report and assess annual and quarterly reports prepared pursuant to the Japanese Financial Instruments and Exchange Act, and annual reports prepared pursuant to the U.S. Securities Exchange Act of 1934, as amended. The Disclosure Committee also holds meetings on an ad hoc basis as necessary.

(Procedures of the Disclosure Committee)

The Disclosure Committee performs the following procedures:

(1)	Collection of information

Collect information of TMC and its subsidiaries that may be subject to disclosure based on the materiality standards set forth by the Disclosure Committee through periodic and timely communications with the heads of the relevant divisions responsible for information disclosure.

(2)	Assessment of material information to be disclosed

Assess disclosure of collected information based on applicable laws, regulations and guidelines, such as stock exchange rules, the Japanese Financial Instruments and Exchange Act, and the U.S. Securities Exchange Act.

(3)	Disclosure based on assessment

Based on the assessment made above, disclose information in a timely manner. When necessary, a report to the company representative and certification procedures on the disclosure documents will precede the disclosure. The Audit & Supervisory Board Members (or the Audit & Supervisory Board) may receive reports from the Disclosure Committee as necessary and may provide opportunities for reporting and Q & A sessions with company representatives.

(4)	Ensuring of appropriate information collection and disclosure procedures

Make further efforts to enhance the company structure pertaining to timely and fair disclosure: the internal auditing division assesses the overall information disclosure process, and independent external auditors and outside legal counsel provide support in establishing disclosure controls and procedures, and offer guidance on the sufficiency and appropriateness of the disclosure information.

(5)	Provision of company regulation

Details of the procedures and the organizational structure mentioned above are stipulated in the Company’s internal disclosure guidelines.

“Toyota Philosophy”

MISSION	Producing Happiness for All Using our technology, we work towards a future of convenience and happiness, available to all
VISION

Creating Mobility for All

Toyota strives to raise the quality and availability of mobility so that individuals, businesses, municipalities and communities can do more, while achieving a sustainable relationship with our planet

VALUE	The Toyota Way We unite our three strengths (Software, Hardware and Partnerships) to create new and unique value that comes from the Toyota Way

Business-strategy Reasons for Holding, and Shareholding Status of, Strategically-held Shares and the Breakdown by Issue

a.	Business-strategy Reasons for Holding Strategically-held Shares

Company	Balance sheet value (Millions of yen)	Investment Ratio (%) (Note 1)	Business-strategic Reasons for Shareholding
KDDI CORPORATION	1,075,516	13.74

In the midst of the trend toward liberalization of the telecommunications sector in the 1980s, to achieve synergy effects on the enhancement of its automobile business, TMC entered the information and communications business and invested in Teleway Japan Corporation (“TWJ”) in 1984 and NIPPON IDOU TSUSHIN CORPORATION (“IDO”) in 1987. After that, TWJ merged with Kokusai Denshin Denwa Co., Ltd. (“KDD”) in 1998, and DDI CORPORATION (DDI), KDD and IDO merged to create KDDI Corporation (“KDDI”) in October 2000, making TMC one of the shareholders of KDDI.

Since 2002, prompted by the increase in internet-connected vehicles, Toyota and KDDI have cooperated on G-BOOK and other services for the telematics business of Toyota. In addition, the two companies have been working together since 2016 to build a global communications platform to ensure stable high-quality telecommunications around the globe between vehicle communications devices and cloud services. In this and other ways, the companies have been accelerating initiatives to provide safety and comfort through the integration of vehicles and telecommunications.

In light of the capital relationship with KDDI, and based on the new business alliance entered in 2020, TMC plans to promote collaboration with KDDI in the following areas.

•  Jointly developing an operations and management system for next-generation connected cars to achieve sophisticated operations by integrated management of devices, networks, platforms, and services

•  Jointly conducting R&D focused on telecommunication platforms that enable optimal communications between towns, homes, people, and cars; jointly developing services and service platforms that aim to enrich people’s lives and ensure their safety and security not only inside or outside of vehicles but also in every scenes; jointly working on various initiatives such as addressing social issues using big data about towns, homes, people, cars, and more

In addition, as the two companies reached the conclusion that it will be necessary to further strengthen their capital ties to promote their strategic alliance described above, TMC acquired additional shares of KDDI in 2021.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION	229,563	2.07	NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) and TMC aim to build a long-term and continuous cooperative relationship with respect to commercializing activities related to smart cities, which can solve various issues by improving the efficiency and sophistication of functions and services in cities and regions and creating new value. As the two companies concluded that it is necessary to jointly build the “Smart City Platform” as a core foundation for realizing smart cities and introduce it in various cities in Japan and worldwide, TMC acquired shares of NTT in 2020

MS&AD Insurance Group Holdings, Inc.	170,932	8.86

TMC invested in The Chiyoda Fire & Marine Insurance Co., Ltd. (“Chiyoda”) to cooperate in activities such as development of insurance products. Through subsequent mergers involving Chiyoda, The Dai-Tokyo Fire & Marine Insurance Co., Ltd., The Sumitomo Marine & Fire Insurance Co., Ltd. and others, current MS&AD Insurance Group Holdings, Inc. (“MS&AD Insurance”) was formed.

TMC holds shares of MS&AD Insurance to maintain and develop the business relationship with MS&AD Insurance in the mobility services sector focused on financial services for achieving a “safe and secure traffic environment for society,” including the joint development of insurance services using automotive connected technologies.

SUZUKI MOTOR CORPORATION	120,600	4.88	TMC holds shares of Suzuki Motor Corporation to establish and promote a long-term partnership to not only discuss specific projects such as joint product development and cooperation in production areas, but also promote cooperation in new fields, including autonomous driving.

HOTAI MOTOR CO., LTD.	101,309	8.13	TMC partnered with Hotai Corporation (“Hotai”) in 1949 as its first overseas automobile sales business partner. In 1986, the two companies also entered a joint venture partnership in the automobile manufacturing business. TMC holds shares of Hotai to maintain and develop the business relationship with Hotai.

(Note 1)	The investment ratio is the percentage represented by the number of shares of each company held by TMC to the total number of issued shares of such company as of March 31, 2021.

b.	Number of companies whose shares are held and the balance sheet value of such shares

	Number of companies	Total balance sheet value (Millions of yen)
Unlisted shares	103	299,824
Shares other than unlisted shares	54	2,472,793
(Companies in which TMC increased its shareholding in the fiscal year ended March 2021)
	Number of companies	Total purchase price associated with increase in number of shares (Millions of yen)	Reason for increase in number of shares
Unlisted shares	3	715	TMC has determined that the shareholding will contribute to the improvement in corporate value from a medium- to long-term perspective.
Shares other than unlisted shares	2	252,214
(Companies in which TMC decreased its shareholding in the fiscal year ended March 2021)
	Number of companies	Total sale price associated with decrease in number of shares (Millions of yen)
Unlisted shares (Note 1)	9	258
Shares other than unlisted shares	13	35,239

Note 1: TMC decreased its shareholding in three of these companies as result of a corporate liquidation.

c.	Company-by-company information on the number and balance sheet value, etc. of specified investment shares and deemed shareholdings

Specified investment shares

Company	Fiscal year ended March 2021	Fiscal year ended March 2020	Shareholding purpose, quantitative shareholding effect (Note 1) and reason for increase in number of shares	Holder of TMC’s shares
	Number of shares (Shares)	Number of shares (Shares)
	Balance sheet value (Millions of yen)	Balance sheet value (Millions of yen)
KDDI CORPORATION	316,794,400	298,492,800	To maintain and develop automotive (information) transactions
			[Reason for increase in the number of shares] TMC has determined that the shareholding will contribute to the improvement in corporate value from a medium- to long-term perspective.	Yes
	1,075,516	952,192

NIPPON TELEGRAPH AND TELEPHONE CORPORATION (Note 2)	80,775,400	—	To maintain and develop automotive (information) transactions
			[Reason for increase in the number of shares] TMC has determined that the shareholding will contribute to the improvement in corporate value from a medium- to long-term perspective.	Yes
	229,563	—

MS&AD Insurance Group Holdings, Inc.	52,610,933	52,610,933	To maintain and develop automotive (financial) transactions	Yes
	170,932	159,148

SUZUKI MOTOR CORPORATION	24,000,000	24,000,000	To maintain and develop automotive (business alliance) relations	Yes
	120,600	62,028

HOTAI MOTOR CO., LTD.	44,406,112	44,406,112	To maintain and develop automotive (business alliance) relations	Yes
	101,309	78,492

Mitsubishi UFJ Financial Group, Inc.	149,263,153	149,263,153	To maintain and develop financial transactions	Yes
	88,319	60,153

PT Astra International Tbk	1,920,000,000	1,920,000,000	To maintain and develop automotive (business alliance) relations	Yes
	77,985	50,169

Uber Technologies, Inc.	10,251,736	10,251,736	To maintain and develop automotive (MaaS) transactions	No
	61,867	31,150

Renesas Electronics Corporation	50,015,900	50,015,900	To maintain and develop automotive (procurement) transactions	No
	60,019	19,456

HAMAMATSU PHOTONICS K.K.	8,400,000	8,400,000	To maintain and develop automotive (procurement) transactions	No
	54,936	37,128

Sumitomo Metal Mining Co., Ltd.	11,058,000	11,058,000	To maintain and develop automotive (procurement) transactions	Yes
	52,846	24,526

Central Japan Railway Company	3,000,000	4,000,000	To maintain and develop relations with local economies	Yes
	49,650	69,280

Yamaha Motor Co., Ltd.	12,500,000	12,500,000	To maintain and develop automotive (procurement) transactions	Yes
	33,887	16,337

Harmonic Drive Systems Inc.	4,379,400	4,379,400	To maintain and develop automotive (procurement) transactions	No
	32,757	20,692

Panasonic Corporation	20,700,000	20,700,000	To maintain and develop automotive (procurement) transactions	Yes
	29,466	17,077

Mazda Motor Corporation	31,928,500	31,928,500	To maintain and develop automotive (business alliance) relations	Yes
	28,799	18,263

KANSAI PAINT CO., LTD.	8,355,386	8,355,386	To maintain and develop automotive (procurement) transactions	Yes
	24,690	17,195

Sumitomo Mitsui Financial Group, Inc.	5,375,312	5,375,312	To maintain and develop financial transactions	Yes
	21,538	14,099

YAMATO HOLDINGS CO., LTD.	5,748,133	5,748,133	To maintain and develop automotive (sales) transactions	No
	17,445	9,754

Tokio Marine Holdings, Inc.	3,138,055	3,138,055	To maintain and develop automotive (financial) transactions	Yes
	16,521	15,533

NSK Ltd.	10,000,000	10,000,000	To maintain and develop automotive (procurement) transactions	Yes
	11,350	6,940

NOK CORPORATION	6,809,500	6,809,500	To maintain and develop automotive (procurement) transactions	Yes
	10,221	8,123

Nomura Holdings, Inc.	16,380,184	16,380,184	To maintain and develop financial transactions	Yes
	9,523	7,498

Toyo Tire Corporation	4,774,875	4,774,875	To maintain and develop automotive (procurement) transactions	Yes
	9,349	5,920

Inchcape plc	6,666,327	6,666,327	To maintain and develop automotive (sales) transactions	No
	7,641	3,850

GS Yuasa Corporation	2,236,080	2,236,080	To maintain and develop automotive (procurement) transactions	Yes
	6,708	3,251

KYB Corporation	1,965,417	1,965,417	To maintain and develop automotive (procurement) transactions	Yes
	5,935	4,066

ZENRIN CO., LTD.	4,272,000	4,272,000	To maintain and develop automotive (information) transactions	Yes
	5,660	4,515

ANA HOLDINGS INC.	1,933,800	1,933,800	To maintain and develop automotive (sales) transactions	No
	4,973	5,103

Japan Airlines Co., Ltd.	1,842,000	1,842,000	To maintain and develop automotive (sales) transactions	No
	4,549	3,665

Daido Steel Co., Ltd.	869,000	869,000	To maintain and develop automotive (procurement) transactions	Yes
	4,440	3,024

Mitsui High-tec, Inc.	935,500	935,500	To maintain and develop automotive (procurement) transactions	Yes
	4,331	1,054

Sumitomo Electric Industries, Ltd.	2,420,000	2,420,000	To maintain and develop automotive (procurement) transactions	Yes
	4,012	2,753

East Japan Railway Company	491,000	491,000	To maintain and develop relations with local economies	Yes
	3,848	4,014

TOHO GAS CO., LTD.	526,200	526,200	To maintain and develop relations with local economies	Yes
	3,593	2,578

NICHIAS CORPORATION	1,237,851	1,237,851	To maintain and develop automotive (procurement) transactions	Yes
	3,478	2,505

SEINO HOLDINGS CO., LTD.	2,210,716	2,210,716	To maintain and develop automotive (sales) transactions	Yes
	3,408	2,593

AKEBONO BRAKE INDUSTRY CO., LTD.	15,495,175	15,495,175	To maintain and develop automotive (procurement) transactions	Yes
	3,037	2,401

FUKUYAMA TRANSPORTING CO., LTD.	618,295	618,295	To maintain and develop automotive (sales) transactions	Yes
	2,819	2,389

Shin-Etsu Chemical Co., Ltd.	148,800	148,800	To maintain and develop automotive (procurement) transactions	Yes
	2,769	1,596

PKSHA Technology Inc.	766,600	766,600	To maintain and develop automotive (technology) transactions	No
	2,294	1,196

FUJIFILM Holdings Corporation	290,300	290,300	To maintain and develop automotive (technology) transactions	Yes
	1,907	1,578

NIPPON PARKING DEVELOPMENT Co., Ltd.	11,907,000	11,907,000	To maintain and develop automotive (information) transactions	No
	1,821	1,607

PACIFIC INDUSTRIAL CO., LTD.	1,097,397	1,097,397	To maintain and develop automotive (procurement) transactions	Yes
	1,394	1,032

ALBERT Inc.	165,800	165,800	To maintain and develop automotive (technology) transactions	No
	1,047	569

Daiwa Securities Group Inc.	1,624,917	1,624,917	To maintain and develop financial transactions	Yes
	929	681

YAKULT HONSHA CO.,LTD.	136,100	136,100	To maintain and develop automotive (sales) transactions	Yes
	762	869

DAIICHI KOUTSU SANGYO Co., Ltd.	1,078,000	1,078,000	To maintain and develop automotive (MaaS) transactions	No
	755	620

Nihon Enterprise Co., Ltd.	1,600,000	1,600,000	To maintain and develop automotive (information) transactions	No
	436	328

CHUO MALLEABLE IRON CO.,LTD.	792,000	792,000	To maintain and develop automotive (procurement) transactions	Yes
	345	266

Daicel Corporation (Note 2)	—	15,000,000	—	No
	—	11,835

NACHI-FUJIKOSHI CORP. (Note 2)	—	714,443	—	Yes
	—	2,086

TSUBAKIMOTO CHAIN CO. (Note 2)	—	704,400	—	Yes
	—	1,732

TPR Co., Ltd. (Note 2)	—	1,370,600	—	Yes
	—	1,578

SHIBAURA MACHINE CO., LTD. (Note 2 and 3)	—	484,000	—	Yes
	—	1,038

Sanoh Industrial Co., Ltd. (Note 2)	—	1,497,775	—	Yes
	—	1,024

Notes:

1.

Although it is difficult to describe the quantitative shareholding effect of each shareholding, TMC assessed the propriety of its shareholdings with the reference date of September 30, 2020 by reviewing whether the individual shareholdings are meaningful and examining specific factors, such as whether the benefits and risks from such shareholdings are commensurate with the cost of capital, and then took necessary measures.

2.	“ —” indicates that TMC did not hold shares of that company.
3.	Toshiba Machine Co., Ltd. was renamed Shibaura Machine Co., Ltd., effective April 1, 2020.
4.

The balance sheet values of shares in KYB Corporation, ZENRIN CO., LTD., ANA HOLDINGS INC., Japan Airlines Co., Ltd., Daido Steel Co., Ltd., Mitsui High-tec, Inc., Sumitomo Electric Industries, Ltd., East Japan Railway Company, TOHO GAS CO., LTD., NICHIAS CORPORATION, SEINO HOLDINGS CO., LTD., AKEBONO BRAKE INDUSTRY CO., LTD., FUKUYAMA TRANSPORTING CO., LTD., Shin-Etsu Chemical Co., Ltd., PKSHA Technology Inc., FUJIFILM Holdings Corporation, NIPPON PARKING DEVELOPMENT Co., Ltd., PACIFIC INDUSTRIAL CO., LTD., ALBERT Inc., Daiwa Securities Group Inc., YAKULT HONSHA CO., LTD., DAIICHI KOUTSU SANGYO Co., Ltd., Nihon Enterprise Co., Ltd., and CHUO MALLEABLE IRON CO.,LTD. which are specified investment shares, represent less than one percent of the capital, but this table lists the top 60 companies by combining specified investment shares and deemed shareholdings.

Deemed shareholdings

Company (Note 1)	Fiscal year ended March 2021	Fiscal year ended March 2020	Shareholding purpose, quantitative shareholding effect (Note 2) and reason for increase in number of shares	Holder of TMC’s shares
	Number of shares (Shares)	Number of shares (Shares)
	Balance sheet value (Millions of yen)	Balance sheet value (Millions of yen)
NIPPON PAINT HOLDINGS CO., LTD. (Note 3)	5,109,552	5,109,552	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	40,748	28,920

DAIKIN INDUSTRIES, LTD.	1,234,800	1,234,800	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	27,560	16,262

BRIDGESTONE CORPORATION	3,988,674	3,988,674	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	17,849	13,254

Panasonic Corporation	11,901,230	11,901,230	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	16,941	9,818

MITSUI & CO., LTD.	6,000,640	6,000,640	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	13,813	9,021

Sumitomo Realty & Development Co., Ltd.	3,463,000	3,463,000	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	13,526	9,125

NSK Ltd.	10,709,600	10,709,600	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	12,155	7,432

OMRON Corporation	1,333,000	1,333,000	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	11,517	7,504

Sumitomo Mitsui Trust Holdings, Inc.	2,019,872	2,019,872	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	7,794	6,310

FUJITSU LIMITED	475,400	475,400	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	7,606	4,637

NTT DOCOMO, INC. (Note 4)	—	7,431,000	—	No
	—	25,094

DAIFUKU CO., LTD. (Note 4)	—	1,099,000	—	Yes
	—	7,528

Notes:

1.	The numbers of specified investment shares and deemed shareholdings are not summed when selecting top companies in terms of balance sheet value.
2.

Although it is difficult to describe the quantitative shareholding effect of each shareholding, TMC reviews the rationality of its deemed shareholdings from a medium- to long-term perspective without setting a specific reference date, and takes necessary measures.

3.	NIPPON PAINT HOLDINGS CO., LTD. split each of their shares of common stock into five shares, effective April 1, 2021.
4.	“—” indicates that TMC did not hold shares of that company.